                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*


                          Prosperity Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock $1.00 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  743606 10 5
                        ------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 743606 10 5               13G                   Page 2 of 5 Pages
           -------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                David Zalman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (A) [_]
                                                                (B) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
                United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                                417,138
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                   417,138

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                        417,138
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

                        7.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

ITEM 1(a)

Name of issuer: The name of the issuer is Prosperity Bancshares, Inc. ("Bancshares").

ITEM 1(b)

Address of issuer's principal executive offices: 3040 Post Oak Boulevard, Houston, Texas 77056

ITEM 2(a)

Name of person filing:  The reporting person is David Zalman.

ITEM 2(b)

Address or principal business office or, if none, residence: The address of David Zalman is 1301 N. Mechanic, El Campo, Texas 77437.

ITEM 2(c)

Citizenship:  David Zalman is a citizen of the United States of America.

ITEM 2(d)

Title of class of securities: The class of securities of Bancshares owned beneficially by David Zalman is common stock, $1.00 par value (the "Common Stock").

ITEM 2(e)

     CUSIP Number:  743606 10 5

ITEM 3

     Not applicable

ITEM 4.  OWNERSHIP.

(a) Amount of securities beneficially owned: 417,138 shares of Common Stock. Such amount includes 6,504 shares held of record by Mr. Zalman as custodian for his minor children and 27,300 shares deemed to be beneficially owned by Mr. Zalman by virtue of his option to acquire such shares within 60 days pursuant to an Amended and Restated Incentive Stock Option Agreement between him and Bancshares.

(b)  Percent of class:  7.9%.

(c)  Number of shares as to which such person has:

     (i)   Sole power to vote or to direct the vote: 417,138

     (ii)  Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of: 417,138

     (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

     Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable

ITEM 10.  CERTIFICATION.

     Not applicable

SIGNATURE
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 12, 2000
                               ---------------------------------
                               (Date)


                                /s/ David Zalman
                               ---------------------------------
                               (Signature)


                                David Zalman
                               ---------------------------------
                               (Name/Title)